UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

333-100944-40
Commission File Number

Protective Life Secured Trust 2004-37
(by Protective Life Insurance Company as depositor)
(Exact name of registrant as specified in its charter)

Protective Life Secured Trust 2004-37
c/o Protective Life Insurance Company
2801 Highway 280 South
Birmingham, Alabama 35223
(Address of principal executive offices, including Zip Code)
(205) 268-1000
(Registrant's telephone number, including area code)

Protective Life Secured Trust 2004-37
Inflation Protected InterNotessm due 2012
(Title of each class of securities covered by this Form)

None.
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)   ☐         Rule 12h-3(b)(1)(i)   ☐
Rule 12g-4(a)(1)(ii)  ☐         Rule 12h-3(b)(1)(ii)  ☐
Rule 12g-4(a)(2)(i)   ☐         Rule 12h-3(b)(2)(i)   ☐
Rule 12g-4(a)(2)(ii)  ☐         Rule 12h-3(b)(2)(ii)  ☐
Rule 15d-6            ☒

Approximate number of holders of record as of the certification or notice date:   25

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

PROTECTIVE LIFE SECURED TRUST 2004-37 (BY PROTECTIVE LIFE INSURANCE COMPANY AS DEPOSITOR)
Date: January 21, 2005	By:	/s/ JUDY WILSON Name: Judy Wilson Title: Senior Vice President